Exhibit 4.10.1

DEFERRED Share Unit grant letter

This deferred share unit grant letter is entered into between IMV Inc. (the “Corporation”) and the Participant named below pursuant to the Corporation’s deferred share unit plan (the “Plan”), a copy of which is incorporated by reference herein, and confirms the following Deferred Share Unit grant on the terms set out below and as further set out in the Plan:

Participant:	________________________
Number of Deferred Share Units:	________________________
Grant Date:	________________________
Vesting:	________________________

By receiving and accepting the Deferred Share Unit Award, the Participant:

(a)	confirms having received and reviewed a copy of the Plan and agrees to be bound by it.

(b)	understands that the value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to the Participant’s Account under the Plan.

(c)	will be liable for income tax when Deferred Share Units are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (and the number of Shares to which the Participant could be entitled could be reduced to take into account the amount of Applicable Withholding Taxes). The Participant understands that the Corporation is making no representation to him or her regarding taxes applicable to him or her under this Plan and the Participant will confirm the tax treatment with his or her own tax advisor.

(d)	acknowledges that no funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to the Participant under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

(e)	acknowledges and agrees (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that he or she shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “reporting insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(f)	agrees to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

(g)	understands that:

(i)	all capitalized terms shall have the meanings attributed to them under the Plan;

(ii)	the redemption of Deferred Share Units must comply with applicable securities laws, including United States federal and state securities laws; and

(iii)	all cash payments, if any, will be net of any Applicable Withholding Taxes.

Dated as of the ___Day of ________, ____.

IMV INC.

By:
	Name: Authorized Signing Officer	Name of Participant: